Exhibit 2

FOR IMMEDIATE RELEASE	8 December 2010

WPP PLC (“WPP”)

Directors Dealings

WPP was notified on 8 December 2010 that Mr Sol Trujillo, a non executive director of the Company, completed the purchase of 2,000 WPP American Depositary Receipts (ADR) at a price of $59.56 per ADR on 7 December 2010.  Mr Trujillo’s shareholding in WPP is now the equivalent of 10,000 WPP Ordinary Shares.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204